AB 3/11

15047654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE VISTA CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

353 North Clark Street, Suite 730
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Amy Viciosc (312) 578-0033
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sassetti LLC
(Name – *if individual, state last, first, middle name*)

6611 W. North Avenue	Oak Park	IL	60302
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CB 3/12/15

OATH OR AFFIRMATION

I, Mr. Peter Stelian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Vista Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
LINDA PIPER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/24/15

Signature

Managing Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE VISTA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED
DECEMBER 31, 2014

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

BLUE VISTA CAPITAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED
DECEMBER 31, 2014

CONTENTS

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Blue Vista Capital, LLC
Chicago, Illinois

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of financial condition of **Blue Vista Capital LLC** as of December 31, 2014, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of **Blue Vista Capital LLC's** management. Our responsibility is to express an opinion on these financial statements based upon our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Blue Vista Capital LLC** as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule I – Computation of Net Capital has been subject to audit procedures performed in conjunction with the audit of **Blue Vista Capital LLC's** financial statements. The Schedule I – Computation of Net Capital is the responsibility of **Blue Vista Capital LLC's** management. Our audit procedures included determining whether the Schedule I – Computation of Net Capital reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Schedule I – Computation of Net Capital. In forming our opinion on the Schedule I – Computation of Net Capital, we evaluated whether the Schedule I – Computation of Net Capital, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the Schedule I – Computation of Net Capital is fairly stated, in all material respects in relation to the financial statements as a whole.

Sassetti LLC

February 23, 2015
Oak Park, Illinois

6611 W. North Avenue ■ Oak Park, IL 60302 ■ P 708.386.1433 ■ F 708.386.0139 ■ www.sassetti.com

BLUE VISTA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

ASSETS		
Cash and Cash Equivalents	$ 52,734	
Accounts Receivable	10,250	
Prepaid Expense	7,011	
TOTAL CURRENT ASSETS		$ 69,995
TOTAL ASSETS		$ 69,995

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts Payable	$ 1,080	
Accrued Expenses	13,330	
TOTAL CURRENT LIABILITIES		$ 14,410
MEMBERS' EQUITY		
Managing Members' Equity	55,585	
TOTAL MEMBERS' EQUITY		55,585
TOTAL LIABILTIES AND MEMBERS' EQUITY		$ 69,995

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2014

REVENUES		
Asset Management Service Fees	$ 743,720	
Real Estate Investment Advisory Fee	120,750	
TOTAL REVENUES		$ 864,470
EXPENSES		
License, Dues and Fees	10,607	
Asset Management Fees	727,720	
Insurance	1,292	
Professional Fees	19,679	
Occupancy and Administrative Expenses	100,000	
Other Expenses	17	
TOTAL EXPENSES		859,315
		5,155
OTHER INCOME		
Interest Income		1
NET INCOME BEFORE TAXES		5,156
Income Tax Expense		-
NET INCOME		$ 5,156

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2014

	Total Members' Equity
Balance at December 31, 2013	$ 50,429
Members' Contribution	-
Net Income	5,156
Members' Draw	-
Balance at December 31, 2014	$ 55,585

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2014

Subordinated Borrowings at December 31, 2013	$ -
Increases:	
Issuances of Subordinated Notes	-
Decreases:	
Payment of Subordinated Notes	-
Subordinated Borrowings at December 31, 2014	$ -

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 5,156
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Increase in Operating Assets:		
Accounts Receivable	(10,000)	
Prepaid Expense	(765)	
Increase (decrease) in Operating Liabilities:		
Accounts Payable	(1)	
Accrued Expenses	8,583	
Total Adjustments		(2,183)
NET CASH PROVIDED BY OPERATING ACTIVITIES		2,973
Total Increase in Cash		2,973
Cash at December 31, 2013		49,761
Cash at December 31, 2014		$ 52,734

Supplemental Cash Flows Disclosures:

Income Tax Payments	$ -
Interest Payments	$ -

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary focus is on raising capital for real estate ventures and is limited to private placement of securities. They do not carry customers' accounts or clear customers' securities transactions. The Company is an Illinois Limited Liability Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition Policy

Investment advisory fees and asset management fees are generally recognized and recorded based upon the accrual method of accounting. Those fees are fixed in nature and are thus quantifiable on a monthly basis. Success fees are fixed in nature and are thus quantifiable on a monthly basis. Success fees on equity placement transactions are recognized and recorded upon receipt of funds directly attributed to those services provided.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments to be cash equivalents.

Allowance for Doubtful Accounts

Management determines the allowance for doubtful accounts by identifying troubled accounts and by using historical experience applied to an aging of accounts. Accounts receivable are written off when deemed uncollectible. No allowance is deemed necessary as of December 31, 2014.

Income Taxes

Blue Vista Capital, LLC is a Limited Liability Company taxed as a partnership. Blue Vista Capital, LLC pays no Federal income taxes (under most circumstances), since their earnings are taxed directly to the partners. The Company's federal and state income tax returns for the years ending December 31, 2011, 2012 and 2013 are subject to examination by the taxing authorities, generally for three years after they are filed. No provision was necessary for Illinois replacement tax for the year ended December 31, 2014.

Statement of Cash Flows

The Company considers money market funds to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D):

Accounts Receivable

Accounts receivable are carried at the contractual agreed upon amount less an estimate for doubtful receivables based on review of all outstanding amounts on a monthly basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Effect of Future Pronouncements

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP.

The standard is effective for annual periods beginning after December 15, 2016, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). We are currently evaluating the impact of our pending adoption of ASU 2014-09 on our financial statements and have not yet determined the method by which we will adopt the standard in 2017.

Management does not believe that there are any other recently issued and effective or not yet effective pronouncements as of December 31, 2014 that would have or are expected to have any significant effect on the Company's financial position, cash flows or results of operations.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, they do not have to comply with the reserve requirement as stated in Rule 15c3-3 of the Securities and Exchange Commission. Therefore, no segregation of cash has been made.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS:

On April 1, 2012, The Company entered into an agreement with a related party to provide professional and administrative services and furnished office space and supplies for a fee of $8,333 per month. The Company incurred professional and administrative service costs with this related party of $100,000 during the year ended December 31, 2014. The agreement expires on March 31, 2015 and $8,333 is due under this agreement at December 31, 2014.

On October 1, 2012, The Company entered into an agreement with an affiliated company to provide investment advisory services relating to an acquisition of specified core student housing investments involving the State of Wisconsin Investment Board ("SWIB") and reimburse the related party for all expenses. As part of this agreement, Blue Vista Capital, LLC received funds of $743,720 and disbursed funds of $727,720 during 2014 to this affiliated company.

On January 1, 2012, The Company entered into separate investment manager agreements with five affiliated companies to oversee and manage all matters pertaining to the respective funds of each company.

Disclosure for the funds for the year ended December 31, 2014 is as follows:

Fund	Received during 2014	Due from at December 31, 2014
Blue Atlantic Acquisition Group,LLC	$30,000	$2,500
Blue Vista Sponsor Equity Fund, LLC	$750	$250
Blue Vista Sponsor Equity Fund II, LLC	$30,000	$2,500
Blue Vista Sponsor Equity Fund III, LLC	$30,000	$2,500
Place/BV Student Housing Fund, LLC	$30,000	$2,500

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $38,018, which was $33,018 in excess of its required net capital of $5,000. The Company has outstanding indebtedness of $14,410 as of December 31, 2014.

SCHEDULE I

BLUE VISTA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2014

Net Capital	
Total Members' Equity	$ 55,585
Deduct: Members' Equity Not Allowable for Net Capital	-
Total Members' Equity Qualified for Net Capital	55,585
Deductions and/or charges:	
Nonallowable assets:	
Accounts Receivable	10,250
Prepaid Expenses	7,011
Net Capital Before Haircuts on Securities Positions	38,324
Haircuts on Securities:	
Money Market Instruments	307
NET CAPITAL	$ 38,017
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts Payable and Accrued Expenses	$ 14,410
Items Not Included in Statement of Financial Condition	
Other Unrecorded Amounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ 14,410
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	37.90%

Reconciliation with the Company's Computation of Net Capital

There were no differences noted between the Company's computation of net capital and the net capital computed above.

See Report of Independent Registered Public Accounting Firm and Notes to the Financial Statements.

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

To the Members
Blue Vista Capital, LLC
Chicago, Illinois

We have examined **Blue Vista Capital, LLC's** statements, included in the accompanying Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission that (1) **Blue Vista Capital, LLC's** internal control over compliance was effective during the most recent fiscal year ended December 31, 2014; (2) **Blue Vista Capital, LLC's** internal control over compliance was effective as of December 31, 2014; (3) **Blue Vista Capital, LLC** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and (4) the information used to state that **Blue Vista Capital, LLC** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from **Blue Vista Capital, LLC's** books and records. **Blue Vista Capital, LLC's** management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing **Blue Vista Capital, LLC** with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13. Our responsibility is to express an opinion on **Blue Vista Capital, LLC's** statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether **Blue Vista Capital, LLC's** internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2014; **Blue Vista Capital, LLC's** complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2014 was derived from **Blue Vista Capital, LLC's** books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating **Blue Vista Capital, LLC's** compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from **Blue Vista Capital, LLC's** books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, **Blue Vista Capital, LLC's** statements referred to above are fairly stated, in all material respects.

Sassetti LLC

February 23, 2015
Oak Park, Illinois

6611 W. North Avenue Oak Park, IL 60302 708.386.1433 www.sassetti.com

BLUE VISTA CAPITAL, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2014

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
194

BLUE VISTA CAPITAL, LLC

AGREED UPON PROCEDURES

DECEMBER 31, 2014

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Certified Public Accountants
On Applying Agreed Upon Procedures

To the Board of Directors of Blue Vista Capital
111 S Wacker Dr. #3300,
Chicago, Illinois 60606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by **Blue Vista Capital LLC** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SPIC solely to assist you and the other specified parties in evaluating **Blue Vista Capital, LLC's** compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). **Blue Vista Capital LLC's** management is responsible for the **Blue Vista Capital LLC's** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of calculations reflected in Form SIPC-7 and in related schedules and working papers including reports from the Company's accounting software.

5. Compare the amount of any overpayment applied to the current assessment with the FORM SIPC-7 on which it was originally computed.

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

Findings can be viewed in Appendix A

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sassetti LLC

February, 24, 2015

Blue Vista Capital Partners
Appendix – A
Agreed Upon Procedures

The Following is a list of Procedures

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   Findings: None

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014.

   Findings: None

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, no adjustments noted;

   Findings: None

4. Proved the arithmetical accuracy of calculations reflected in Form SIPC-7 and in related schedules and working papers including reports from the Company's QuickBooks records.

   Findings: None

5. Compare the amount of any overpayment applied to the current assessment with the FORM SIPC-7 on which it was originally computed.

   Findings: None

6611 W. North Avenue Oak Park, IL 60302 708.386.1433 www.sassetti.com